Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

RECEIVED
2007 APR -3 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 25 March 2007

Office of International Corporate Finance
Division of Corporation F[redacted]
U.S. Securities and Excha
100 F Street, N.E.
Washington, D.C. 20549, U.S

07022121

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to <u>Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955</u>**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

4/3

PROCESSED
APR 09 2007
THOMSON FINANCIAL

Annex A

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Holding(s) in Company*	*01/03/07*	*1*
2.	*Immediate Report*	*06/03/07*	*2*
3.	*Immediate Report*	*11/03/07*	*3*
4.	*Holding(s) in Company*	*13/03/07*	*4*
5.	*Immediate Report*	*15/03/07*	*5*
6.	*Register of Shareholders*	*15/03/07*	*6*
7.	*Holdings of Interested Parties*	*15/03/07*	*7*
8.	*Ceased being an Interested Party*	*15/03/07*	*8*
9.	*Ceased being an Interested Party*	*15/03/07*	*9*
10.	*Ceased being an Interested Party*	*15/03/07*	*10*
11.	*Ceased being an Interested Party*	*15/03/07*	*11*
12.	*Holdings of Interested Parties*	*15/03/07*	*12*
13.	*Holdings of Interested Parties*	*18/03/07*	*13*
14.	*Immediate Report*	*15/03/07*	*14*
15.	*Register of Shareholders*	*20/03/07*	*15*
16.	*Register of Shareholders*	*20/03/07*	*16*
17.	*Dividend Declaration*	*21/03/07*	*17*
18.	*Annual Report*	*21/03/07*	*18*
19.	*Register of Shareholders*	*21/03/07*	*19*
20.	*Immediate Report*	*20/03/07*	*20*
21.	*Immediate Report*	*21/03/07*	*21*
22.	*Immediate Report*	*21/03/07*	*22*

Schedule I

Bank Hapoalim B.M.

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 01/03/2007
Reference: 2007-01-325061

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.23	16.23
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	1.99	1.99
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	115,681,366	9.18	9.18	9.06	9.06

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *115,681,366*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 82,148,231 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

RECEIVED
2007 APR -3 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Schedule 2

Date: March 6, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

Re: Balance Sheet (Assets and Liabilities) of the New York Branch of the Bank Insured by the FDIC

This is to advise that the branch of Bank Hapoalim which is insured by the FDIC has filed its Federal Reserve Bank Call Report for 31st December, 2006 which includes only a balance sheet (assets and liabilities) with the competent authorities in the USA, as usual, on 30th January, 2007. The aforesaid report will appear on the web site of the FDIC the address of which is:
http://www2.fdic.gov/idasp/main.asp
(Company Number 33686).

It should be noted that the regulatory agencies allow amendments to be made to the aforesaid report, where necessary, and certain changes may be made thereto. The aforesaid report, prior to any possible changes, has been filed as required by the rules of reporting applicable in the USA.

This immediate report has been given in the format agreed upon between the Supervision of Banks and the Securities Authority.

Yours faithfully,

Bank Hapoalim B.M.

(-) (-)

Ofer Levy
Chief Accountant
Senior Deputy Managing Director

Yoram Weissbrem
Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 3

Date: March 11, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to notify as follows:

On Friday, 9th March, 2007, at noon, a memorandum of understanding was signed between the Bank and the company The Phoenix Holdings Ltd. (hereinafter: "The Phoenix"), according to which The Phoenix will purchase from the Bank 25% of all the issued share capital of the companies Isracard Ltd. and Europay (Eurocard) Israel Ltd. (hereinafter: "the Companies"), which are wholly owned subsidiary companies of the Bank.

The consideration to be paid by The Phoenix for the aforesaid holdings in the Companies will be calculated on the basis of an aggregate value of the Companies of NIS 2.55 billion, with adjustments for the distribution of dividends, if and to the extent that any distribution is made up to the date for the completion of the transaction.

In case the Companies' shares are issued to the public within 15 months, the basis of the aggregate value of the Companies for the purpose of the transaction will be adjusted upwards only; that is to the rate of 90% of the value of the Companies for the purpose of the issue to the public, provided that the basis of the aggregate value for the purpose of the transaction between the Bank and The Phoenix does not exceed NIS 2.7 billion.

The execution of the transaction is subject to due diligence and various conditions, including the consent of The Phoenix to arrangements to be made between the Bank and the Companies, to obtaining regulatory approvals (in so far as necessary) and to the approval of the Board of Management and the Board of Directors of the Bank and to the approval of the Board of Directors of The Phoenix.

Upon the completion of the transaction, the Bank is expected to record in its financial statements a net profit estimated in the amount of approximately NIS 225 million, according to an aggregate value of the Companies totaling NIS 2.55 billion and according to the presently known data.

Yours faithfully,

Bank Hapoalim B.M.

(-) (-)

Ilan Mazur, Adv.
Chief Legal Adviser

Yoram Weissbrem
Secretary of the Bank

Schedule 4

Bank Hapoalim B.M.

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 13/03/2007

Reference: 2007-01-334955

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.23	16.23
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	1.99	1.99
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	106,962,426	8.48	8.48	8.38	8.38

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *115,681,366*
Change in Quantity of Securities: *-8,718,940*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 79,845,191 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 5

RECEIVED
2007 APR -3 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: March 15, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (the "Bank") is pleased to give notice as follows:

1. On March 15, 2007 in the morning, the Bank received notice from Arison Holdings (1998) Ltd., which is the controlling shareholder of the Bank, according to which, in a meeting held on March 14, 2007 in the afternoon, between Ms. Shari Arison, Chairperson of Arison Holdings (1998) Ltd. and Mr. Shlomo Nehama, Chairman of the Board of Directors of the Bank, the two reached an understanding in principle with regard to Mr Nehama's departure from his term of office as Chairman of the Board of Directors of the Bank, at a time and under conditions to be agreed, and in compliance with all obligations to him.

2. The person recommended by Arison to be appointed as Chairman of the Board of Directors of the Bank in his stead will be Mr. Dani Dankner (who has been serving as a Director of the Bank for the past 10 years) and the recommended Vice-Chairman will be Ms. Irit Izakson (who has been serving as a Director of the Bank for the past 7 years). The two have expressed their agreement in principle.

3. The appointment of Chairman of the Board of Directors and Vice-Chairman of the Board of Directors are subject to the approval of the Supervisor of Banks.

Yours faithfully,

Bank Hapoalim B.M.

(-) (-)

Ilan Mazur, Adv.
Chief Legal Adviser

Yoram Weissbrem
Secretary of the Bank

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Abbreviated Name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 15/03/2007
Reference: 2007-01-337982

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Register of Shareholders

Regulation 31E of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

The Company is pleased to report that on 15/03/2007 a change occurred in the register of shareholders of the Corporation, as a result of

Transfer & Purchase

1
Name of the registered shareholder with respect to whom the change has occurred: *Madlen LLC*
Category of Identity Number: *Registrar number in Israel the incorporation abroad*
Identity Number : *0650779562*
Details of the Change: *Transfer of 25,418,933 shares*

2
Name of the registered shareholder with respect to whom the change has occurred: *BH Israel LLC*
Category of Identity Number: *Registrar number in Israel the incorporation abroad*
Identity Number : *731524779*
Details of the Change: *Transfer of 7,401,395 shares*

3
Name of the registered shareholder with respect to whom the change has occurred: *BH Investment Associates LLC*
Category of Identity Number: *Registrar number in Israel the incorporation abroad*
Identity Number : *2736724*
Details of the Change: *Transfer of 7,401,395 shares*

4
Name of the registered shareholder with respect to whom the change has occurred: *Arison Holdings (1998) Ltd.*
Category of Identity Number: *Registrar of Companies' number in Israel*
Identity Number : *512705153*
Details of the Change: *Purchase of 40,221,723 shares*

Up-to-date list of the registered shareholders as on the date of the report is as follows:

- Particulars of shareholders:

Name of the registered shareholder: ____________
Category of Identity Number: ___________
Identity Number: _________
Citizenship / Country of Incorporation or Registration: _________
Country of Citizenship / Incorporation or Registration: _________
Address: __________
Category of Shares: ______________
Quantity of Shares: ______________
Does he hold the Shares as a trustee: ____________

- Attached hereto is a file with the particulars of the shareholders: book_isa.pdf

The date and the time when the corporation first learned of the occurrence or the subject matter: *15/03/2007 13:30 p.m.*

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 15 March 2007

List of Shareholders of Bank Hapoalim B.M	Amount of shares	Percent of holdings	Percent of holdings (fully diluted)
Nominee Company of Bank Hapoalim B.M.	928,223,604	73.6266	72.6982
A. Shares of Core of Control			
Arison Holdings (1998) Ltd.	217,057,250	17.2170	16.9999
Israel Salt Industries Ltd.	38,060,238	3.0189	2.9809
BH Israel LLC	14,802,790	1.1742	1.1593
BH Investment Associates LLC	14,802,790	1.1742	1.1593
Total	284,723,068	22.5842	22.2994
B. Free Shares			
Arison Holdings (1998) Ltd.	10,093,524	0.8006	0.7905
Israel Salt Industries Ltd.	37,604,203	2.9828	2.9451
Total	47,697,727	3.7834	3.7357
Savion Tal	33,000	0.0026	
Tzitzian Avraham	31,680	0.0025	
Don Maxwell	2,450	0.0002	
Eliezer Haroni	2,519	0.0002	
Vardi Rachel	780	0.0001	
Agmon Eliyahu	700	0.0001	
Barkner Albert	603	0.0000	
Kikov Esther	568	0.0000	
Levi Victoria	544	0.0000	
Geva Ariyeh	100	0.0000	
Pentzer Nathan	75	0.0000	
Zachs Eran	40	0.0000	
Newman David	10	0.0000	
Yehuda Bar Lev	10	0.0000	
Aaron Elias	10	0.0000	
Kelev Victoria	5	0.0000	
AMM G. Investments & Financials Ltd.	2	0.0000	
Livnat Raz	1	0.0000	
Zektzer Ram	1	0.0000	
Kramer Moshe	1	0.0000	
Erez Tal	1	0.0000	
Feldman Avi	1	0.0000	Diluted Capital as at February 28, 2007
	1,260,717,500	100.0000	1,276,818,465

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 15/03/2007
Reference: 2007-01-337919

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Arison Holdings (1998) Ltd.*
Category of Identity Number: *Number of the Registrar of Companies in Israel*
Identity Number of the Holder: *512705153*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Increase - following purchase outside the Stock Exchange*
Date of Change: *March 15, 2007*
Transaction Price: *4.19* Currency: *USD*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *207,205,997*
Change in Quantity of Securities: *40,221,723*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *247,427,720*
Extent of Holding after the Change: In the capital: *19.63%* In voting power: *19.63%*
Extent of Holding after the Change (fully diluted): In the capital: *19.38%* In voting power: *19.38%*
Clarification No.1.

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	The full consideration paid by the purchaser for the shares is $168,640,760

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

____

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *March 15, 2007 at 13:30 p.m.*

Schedule 8

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 15/03/2007
Reference: 2007-01-337943

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Person Who Ceased in being an Interested Party of the Corporation by Virtue of His Holdings

Regulation 33(g) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. Details of the Holder:
   First Name:
   Surname/Name of Corporation: *Madlen LLC*
   Category of Identity Number: *Registrar number in Israel the incorporation abroad*
   Identity Number: *0650779562*
   Citizenship/Country of Incorporation or Registration:
   Incorporated abroad
   Country of Citizenship/Incorporation or Registration: *USA*
   Address: *Quail Hill Farm*
   1086 Penllyn-Blue Bell Pike
   Blue Bell, PA 19422
   Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

2. Details of the Transaction Following Which the Holder Ceased to be an Interested Party of the Corporation:
   a. Name and Category of the Security Pertaining to the Transaction: *Bank Hapoalim Ordinary Shares.*
   b. Stock Exchange Security Number: *662577*
   c. Date of Execution of the Transaction: *March 15, 2007*
   d. Nature of the Transaction: *Decrease - due to sale outside the Stock Exchange*
   e. Quantity of Securities Pertaining to the Transaction: *25,418,933*
   f. Price at which the Transaction Was Executed: *4.19 USD*
   g. Are they inactive shares or securities convertible into inactive shares: *No*

3. a. Schedule of Holdings of the Interested Party after the Transaction:

Name, Category & Series of the Security	Stock Exchange Security number	Quantity of Securities	Inactive*	Extent of holding		Extent of holding (fully diluted)	
				Capital	Voting	Capital	Voting
Bank Hapoalim Ordinary Shares	*662577*	*0*	*No*				

b. • The Holder is not a banking corporation or an insurer:
o The Holder is a banking corporation or an insurer. The details of his holdings are as follows

Holder	Name, Category & Series of Security	Stock Exchange Security number	Quantity of Securities	Inactive*

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2 *Holdings of convertible securities should be reported, including convertible securities which are not listed for trading.*
3 *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect, and shares which were purchased after the Law took effect.*
4 *Where the holder is not a banking corporation or an insurer, only Clause 3.a. should be filled in. Where the holder is a banking corporation or an insurer, Clauses 3.a. and 3.b. should be filled in.*
* *It should stated whether inactive shares or securities convertible into inactive shares are concerned.*

4. Additional Details:
The total consideration received by the seller for the shares is $106,575,946

5. The date and time when the corporation first learned of the occurrence or the subject matter: *March 15, 2007* at *13:30 p.m.*

Schedule 1

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 15/03/2007
Reference: 2007-01-337955

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Person Who Ceased in being an Interested Party of the Corporation by Virtue of His Holdings

Regulation 33(g) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. Details of the Holder:
   First Name:
   Surname/Name of Corporation: *Maine Merchant Bank LLC*
   Category of Identity Number: *Registrar number in Israel the incorporation abroad*
   Identity Number: *010512697*
   Citizenship/Country of Incorporation or Registration:
   Incorporated abroad
   Country of Citizenship/Incorporation or Registration: *USA*
   Address: *477 Congress St., Suite 1100*
   Portland, ME 04101
   USA
   Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

2. Details of the Transaction Following Which the Holder Ceased to be an Interested Party of the Corporation:
   a. Name and Category of the Security Pertaining to the Transaction: *Bank Hapoalim Ordinary Shares.*
   b. Stock Exchange Security Number: *662577*
   c. Date of Execution of the Transaction: *March 15, 2007*
   d. Nature of the Transaction: *change*
   e. Quantity of Securities Pertaining to the Transaction: *300,000*
   f. Price at which the Transaction Was Executed:
   g. Are they inactive shares or securities convertible into inactive shares: *No*

3. a. Schedule of Holdings of the Interested Party after the Transaction:

Name, Category & Series of the Security	Stock Exchange Security number	Quantity of Securities	Inactive*	Extent of holding		Extent of holding (fully diluted)	
				Capital	Voting	Capital	Voting
Bank Hapoalim Ordinary Shares	*662577*	*300,000*	*No*	*0.02*	*0.02*	*0.02*	*0.02*

b. ● The Holder is not a banking corporation or an insurer:
○ The Holder is a banking corporation or an insurer. The details of his holdings are as follows

Holder	Name, Category & Series of Security	Stock Exchange Security number	Quantity of Securities	Inactive*

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2 *Holdings of convertible securities should be reported, including convertible securities which are not listed for trading.*
3 *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect, and shares which were purchased after the Law took effect.*
4 *Where the holder is not a banking corporation or an insurer, only Clause 3.a. should be filled in. Where the holder is a banking corporation or an insurer, Clauses 3.a. and 3.b. should be filled in.*
* *It should stated whether inactive shares or securities convertible into inactive shares are concerned.*

4. Additional Details:
Chairman of the Board of Directors of the holder ceased to be an interested party

5. The date and time when the corporation first learned of the occurrence or the subject matter: *March 15, 2007* at *13:30 p.m.*

Schedule 10

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 15/03/2007
Reference: 2007-01-337958

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Person Who Ceased in being
an Interested Party of the Corporation by Virtue of His Holdings
Regulation 33(g) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. Details of the Holder:
   First Name:
   Surname/Name of Corporation: *BH Israel LLC*
   Category of Identity Number: *Registrar number in Israel the incorporation abroad*
   Identity Number: *731524779*
   Citizenship/Country of Incorporation or Registration:
   Incorporated abroad
   Country of Citizenship/Incorporation or Registration: *USA*
   Address: *Samson Plaza*
   Two West Second Street
   Tulsa, OK 74103-3103
   USA
   Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

2. Details of the Transaction Following Which the Holder Ceased to be an Interested Party of the Corporation:
   a. Name and Category of the Security Pertaining to the Transaction: *Bank Hapoalim Ordinary Shares.*
   b. Stock Exchange Security Number: *662577*
   c. Date of Execution of the Transaction: *March 15, 2007*
   d. Nature of the Transaction: *Decrease - due to sale outside the Stock Exchange*
   e. Quantity of Securities Pertaining to the Transaction: *7,401,395*
   f. Price at which the Transaction Was Executed: *4.19 USD*
   g. Are they inactive shares or securities convertible into inactive shares: *No*

3. a. Schedule of Holdings of the Interested Party after the Transaction:

Name, Category & Series of the Security	Stock Exchange Security number	Quantity of Securities	Inactive*	Extent of holding		Extent of holding (fully diluted)	
				Capital	Voting	Capital	Voting
Bank Hapoalim Ordinary Shares	*662577*	*14,802,790*	*No*	*1.17*	*1.17*	*1.16*	*1.16*

b. ● The Holder is not a banking corporation or an insurer:
○ The Holder is a banking corporation or an insurer. The details of his holdings are as follows

Holder	Name, Category & Series of Security	Stock Exchange Security number	Quantity of Securities	Inactive*

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2 *Holdings of convertible securities should be reported, including convertible securities which are not listed for trading.*
3 *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect, and shares which were purchased after the Law took effect.*
4 *Where the holder is not a banking corporation or an insurer, only Clause 3.a. should be filled in. Where the holder is a banking corporation or an insurer, Clauses 3.a. and 3.b. should be filled in.*
* *It should stated whether inactive shares or securities convertible into inactive shares are concerned.*

4. Additional Details:
The total consideration received by the seller for the shares is $31,032,407

5. The date and time when the corporation first learned of the occurrence or the subject matter: *March 15, 2007* at *13:30 p.m.*

Schedule 11

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 15/03/2007
Reference: 2007-01-337970

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Person Who Ceased in being
an Interested Party of the Corporation by Virtue of His Holdings

Regulation 33(g) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. Details of the Holder:
   First Name:
   Surname/Name of Corporation: *BH Investment Associates LLC*
   Category of Identity Number: *Registrar number in Israel the incorporation abroad*
   Identity Number: *2736724*
   Citizenship/Country of Incorporation or Registration:
   Incorporated abroad
   Country of Citizenship/Incorporation or Registration: *USA*
   Address: *650 Madison Ave., 17th floor*
   New York, NY 10022
   USA
   Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

2. Details of the Transaction Following Which the Holder Ceased to be an Interested Party of the Corporation:
   a. Name and Category of the Security Pertaining to the Transaction: *Bank Hapoalim Ordinary Shares.*
   b. Stock Exchange Security Number: *662577*
   c. Date of Execution of the Transaction: *March 15, 2007*
   d. Nature of the Transaction: *Decrease - due to sale outside the Stock Exchange*
   e. Quantity of Securities Pertaining to the Transaction: *7,401,395*
   f. Price at which the Transaction Was Executed: *4.19 USD*
   g. Are they inactive shares or securities convertible into inactive shares: *No*

3. a. Schedule of Holdings of the Interested Party after the Transaction:

Name, Category & Series of the Security	Stock Exchange Security number	Quantity of Securities	Inactive*	Extent of holding		Extent of holding (fully diluted)	
				Capital	Voting	Capital	Voting
Bank Hapoalim Ordinary Shares	*662577*	*14,802,790*	*No*	*1.17*	*1.17*	*1.16*	*1.16*

b. ● The Holder is not a banking corporation or an insurer:
○ The Holder is a banking corporation or an insurer. The details of his holdings are as follows

Holder	Name, Category & Series of Security	Stock Exchange Security number	Quantity of Securities	Inactive*

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2 *Holdings of convertible securities should be reported, including convertible securities which are not listed for trading.*
3 *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect, and shares which were purchased after the Law took effect.*
4 *Where the holder is not a banking corporation or an insurer, only Clause 3.a. should be filled in. Where the holder is a banking corporation or an insurer, Clauses 3.a. and 3.b. should be filled in.*
* *It should stated whether inactive shares or securities convertible into inactive shares are concerned.*

4. Additional Details:
The total consideration received by the seller for the shares is $31,032,407

5. The date and time when the corporation first learned of the occurrence or the subject matter: *March 15, 2007* at *13:30 p.m.*

Schedule 12

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 15/03/2007
Reference: 2007-01-337976

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	247,427,720	19.63	19.63	19.38	19.38
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	106,962,426	8.48	8.48	8.38	8.38

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *40,221,723*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *106,962,426*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 79,845,191 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Schedule 13

RECEIVED
2007 APR -3 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 18/03/2007
Reference: 2007-01-338855

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	247,427,720	19.63	19.63	19.38	19.38
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	102,318,667	8.12	8.12	8.01	8.01

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *247,427,720*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *106,962,426*
Change in Quantity of Securities: *-4,643,759*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 77,037,638 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 14

Date: March 15, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to the immediate report of Bank Hapoalim B.M. (hereinafter: "the Bank") of 25th September, 2006 relative to the signing of an agreement between Arison Holdings (1998) Ltd. (hereinafter: "the Purchaser") and the foreign corporations: BH Investment Associates LLC; BH Israel LLC; and Madlen LLC (hereinafter jointly referred to as: "the Sellers"), the Bank is pleased to give notice as follows:

1. On 15th March, 2007 at 01:30 p.m., the Bank was informed by the Purchaser and the Sellers of the completion of the transaction which is the subject to the contract pertaining to which the Bank made a report on 25th September, 2006, as set forth below in this report.

   The Bank was informed that the completion of the transaction was achieved after the Supervisor of Banks, on 14th March, 2007, gave to the Purchaser an amendment to the permit for purchasing control and means of control of the Bank, thus enabling the transaction to be completed.

2. Upon the completion of the transaction, the total holdings of the Purchaser of the equity of the Bank will amount to 247,427,720 shares, which are 19.63% of the issued share capital of the Bank, and 19.38% of the share capital of the Bank on a diluted basis. Of all such holdings of the Purchaser, approximately 17% of the equity of the Bank, on a fully diluted basis, will be core of control shares, while the remainder of the Purchaser's holdings will be shares freely held, unfettered by the provisions of the Bank of Israel permit, as set forth below:

   A. The Purchaser, which prior to the completion of the transaction held 144,789,954 of the core of control shares of the Bank, purchased:
   (1) 25,418,933 core of control shares of the Bank from Madlen LLC; and
   (2) 7,401,395 core of control shares of the Bank from BH Israel LLC; and
   (3) 7,401,395 core of control shares of the Bank from BH Investment Associates LLC.

   B. 14,802,790 of the core of control shares of the Bank held by BH Israel LLC and 14,802,790 of the core of control shares of the Bank held by BH Investment Associates LLC are no longer subject to the provisions of the Bank of Israel permit and are shares freely held, whereas 29,605,580 shares of the Bank freely held by the Purchaser will henceforth be shares subject to the provisions of the Bank of Israel permit and will become part of the core of control shares of the Bank.

3. In accordance with the provisions of the agreement between the Purchaser and the Sellers, since the Sellers, upon the completion of the transaction, no longer hold core of control shares of the Bank, there was held on 15th March, 2007, at 11:40 a.m., shortly after the completion of the aforesaid transaction, a meeting of the holders of core of control shares of the Bank, in the course of which it was resolved to exclude the Sellers from the application of the shareholders' agreement signed between the members of the core of control of the Bank in August 1997. Accordingly, commencing on 15th March, 2007, at 11:40 a.m., the Sellers are no longer parties to the aforesaid shareholders' agreement.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Adv. Chief Legal Adviser	**Yoram Weissbrem** Secretary of the Bank

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Abbreviated Name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 15

Transmission date: 20/03/2007
Reference: 2007-01-341438

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Register of Shareholders

Regulation 31E of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

The Company is pleased to report that on 19/03/2007 a change occurred in the register of shareholders of the Corporation, as a result of

Transfer of shares

1
Name of the registered shareholder with respect to whom the change has occurred: *BH Israel LLC*
Category of Identity Number: *Registrar number in Israel the incorporation abroad*
Identity Number : *731524779*
Details of the Change: *Transfer of 4,802,790 shares*

2
Name of the registered shareholder with respect to whom the change has occurred: *BH Investment Associates LLC*
Category of Identity Number: *Registrar number in Israel the incorporation abroad*
Identity Number : *2736724*
Details of the Change: *Transfer of 7,052,790 shares*

3
Name of the registered shareholder with respect to whom the change has occurred: *Nominee Company of Bank Hapoalim B.M.*
Category of Identity Number: *Registrar number in Israel*
Identity Number : *510356603*
Details of the Change: *Transfer of 11,855,580 shares*

Up-to-date list of the registered shareholders as on the date of the report is as follows:

- Particulars of shareholders:

Name of the registered shareholder: ____________
Category of Identity Number: ____________
Identity Number: __________
Citizenship / Country of Incorporation or Registration: _________
Country of Citizenship / Incorporation or Registration: _________

Address: ____________ Category of Shares: ______________ Quantity of Shares: ______________ Does he hold the Shares as a trustee: ____________

- Attached hereto is a file with the particulars of the shareholders: book_isa.pdf

The date and the time when the corporation first learned of the occurrence or the subject matter:
19/03/2007 12:00 p.m.

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 19 March 2007

List of Shareholders of Bank Hapoalim B.M	Amount of shares	Percent of holdings	Percent of holdings (fully diluted)
Nominee Company of Bank Hapoalim B.M.	940,079,184	74.5670	73.6267
A. Shares of Core of Control			
Arison Holdings (1998) Ltd.	217,057,250	17.2170	16.9999
Israel Salt Industries Ltd.	38,060,238	3.0189	2.9809
BH Israel LLC	10,000,000	0.7932	0.7832
BH Investment Associates LLC	7,750,000	0.6147	0.6070
Total	272,867,488	21.6438	21.3709
B. Free Shares			
Arison Holdings (1998) Ltd.	10,093,524	0.8006	0.7905
Israel Salt Industries Ltd.	37,604,203	2.9828	2.9451
Total	47,697,727	3.7834	3.7357
Savion Tal	33,000	0.0026	
Tzitzian Avraham	31,680	0.0025	
Don Maxwell	2,450	0.0002	
Eliezer Haroni	2,519	0.0002	
Vardi Rachel	780	0.0001	
Agmon Eliyahu	700	0.0001	
Barkner Albert	603	0.0000	
Kikov Esther	568	0.0000	
Levi Victoria	544	0.0000	
Geva Ariyeh	100	0.0000	
Pentzer Nathan	75	0.0000	
Zachs Eran	40	0.0000	
Newman David	10	0.0000	
Yehuda Bar Lev	10	0.0000	
Aaron Elias	10	0.0000	
Kelev Victoria	5	0.0000	
AMM G. Investments & Financials Ltd.	2	0.0000	
Livnat Raz	1	0.0000	
Zektzer Ram	1	0.0000	
Kramer Moshe	1	0.0000	
Erez Tal	1	0.0000	
Feldman Avi	1	0.0000	Diluted Capital
	1,260,717,500	100.0000	1,276,818,465

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Abbreviated Name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule Ik

Transmission date: 20/03/2007
Reference: 2007-01-341615

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Register of Shareholders

Regulation 31E of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

The Company is pleased to report that on 20/03/2007 a change occurred in the register of shareholders of the Corporation, as a result of

Transfer of shares

1
Name of the registered shareholder with respect to whom the change has occurred: *BH Israel LLC*
Category of Identity Number: *Registrar number in Israel the incorporation abroad*
Identity Number : *731524779*
Details of the Change: *Transfer of 4,000,000 shares*

2
Name of the registered shareholder with respect to whom the change has occurred: *BH Investment Associates LLC*
Category of Identity Number: *Registrar number in Israel the incorporation abroad*
Identity Number : *2736724*
Details of the Change: *Transfer of 7,750,000 shares*

3
Name of the registered shareholder with respect to whom the change has occurred: *Nominee Company of Bank Hapoalim B.M.*
Category of Identity Number: *Registrar number in Israel*
Identity Number : *510356603*
Details of the Change: *Transfer of 11,750,000 shares*

Up-to-date list of the registered shareholders as on the date of the report is as follows:

- Particulars of shareholders:

Name of the registered shareholder: ____________
Category of Identity Number: ___________
Identity Number: _________
Citizenship / Country of Incorporation or Registration: _________
Country of Citizenship / Incorporation or Registration: _________

Address: __________
Category of Shares: _____________
Quantity of Shares: ____________
Does he hold the Shares as a trustee: ___________

- Attached hereto is a file with the particulars of the shareholders: book_isa.pdf

The date and the time when the corporation first learned of the occurrence or the subject matter: *19/03/2007 14:00 p.m.*

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 20 March 2007

List of Shareholders of Bank Hapoalim B.M	Amount of shares	Percent of holdings	Percent of holdings (fully diluted)
Nominee Company of Bank Hapoalim B.M.	951,829,184	75.4990	74.5469
A. Shares of Core of Control			
Arison Holdings (1998) Ltd.	217,057,250	17.2170	16.9999
Israel Salt Industries Ltd.	38,060,238	3.0189	2.9809
BH Israel LLC	6,000,000	0.4759	0.4699
Total	261,117,488	20.7118	20.4506
B. Free Shares			
Arison Holdings (1998) Ltd.	10,093,524	0.8006	0.7905
Israel Salt Industries Ltd.	37,604,203	2.9828	2.9451
Total	47,697,727	3.7834	3.7357
Savion Tal	33,000	0.0026	
Tzitzian Avraham	31,680	0.0025	
Don Maxwell	2,450	0.0002	
Eliezer Haroni	2,519	0.0002	
Vardi Rachel	780	0.0001	
Agmon Eliyahu	700	0.0001	
Barkner Albert	603	0.0000	
Kikov Esther	568	0.0000	
Levi Victoria	544	0.0000	
Geva Ariyeh	100	0.0000	
Pentzer Nathan	75	0.0000	
Zachs Eran	40	0.0000	
Newman David	10	0.0000	
Yehuda Bar Lev	10	0.0000	
Aaron Elias	10	0.0000	
Kelev Victoria	5	0.0000	
AMM G. Investments & Financials Ltd.	2	0.0000	
Livnat Raz	1	0.0000	
Zektzer Ram	1	0.0000	
Kramer Moshe	1	0.0000	
Erez Tal	1	0.0000	
Feldman Avi	1	0.0000	Diluted Capital
	1,260,717,500	100.0000	1,276,818,465

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 97

RECEIVED
2007 APR -3 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: March 21, 2007
Reference: 802/07

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding a resolution to pay dividend**

1. a. We respectfully advise you that at its meeting of March 20, 2007, at 16:00 in the afternoon, the Board of Directors of Bank Hapoalim B.M. ("the Bank") resolved to pay dividend in the sum of NIS 378,215,250.

   b. The dividend in the sum of NIS 378,215,250 constitutes 30% on the issued and paid-up share capital of the Bank, namely 30 Agorot for each NIS 1 par value share.

   The final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

   c. Tax at source will be deducted from the dividend amounts payable as required by law. From individuals tax at source will be deducted at the rate of 20%.

   d. The Board of Directors resolved to determine March 28, 2007, as the record date for the purpose of paying the dividend, with the "*ex*" date being March 29, 2007 and the payment date to be April 12, 2007.

   e. The Management of the Bank has been authorized to determine the required arrangements deriving from the above resolution.

2. Attached is the form which was forwarded to the Securities Authority and the TASE through the Securities Authority's electronic proper disclosure system, on March 21, 2007, as required by the Securities (Periodical and Immediate Reports) Regulations, 5730-1970, as well as to the Bank of Israel and the Registrar of Companies in Israel.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Yoram Weissbrem
Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
Securities of the corporation listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

To:	To:
Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate report of the distribution of a cash dividend

Regulation 37(a) of the Securities (Periodical and Immediate Reports) Regulations, 5730-1970

1. I hereby report that on *March 20, 2007*, the Board of Directors of the body corporate resolved to distribute a dividend.

2. The dividend amount payable is *NIS 378,215,250*
   The dividend is *30%* of the issued and paid-up share capital.

3. Operative date (cum date): *March 28, 2007.*
   Ex-date: *March 29, 2007.*
   Dividend distribution date: *April 12, 2007.*

4. Tax rate deducted at source.
   Tax at the obligatory rate by law will be deducted from the dividend sums payable. Tax at the rate of 20% will be deducted from individuals, at source.

5. Retained earnings of the corporation, as defined in section 302 of the Companies Law, 5759-1999, after the distribution to which this report relates, amount to *NIS 7,454,000,000.*

6. Approval process for distribution of the dividend ________________.

7.

No. of entitling paper	Dividend amount payable in shekels or other currency per share	Currency of payment	Date of payment price
	0.30	*NIS*	________________

8. If the company has securities convertible into capital, specify the effect of the distribution of the dividend thereon: ________________.

In relation to paragraph 1 - the resolution of the Board of Directors was received on March 20, 2007 at 16:00 in the afternoon.

In relation to paragraph 2 - the final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

The management of the Bank has been empowered to determine the necessary arrangements resulting from the above resolution.

The company as a banking corporation is subject to further restrictions in relation to the distribution, other than those enumerated in section 302 of the Companies Law, 5759-1999.

G:\WORD\Immediate Reports\21.03.07.doc

082-34955

Schedule 18

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

RECEIVED
2007 APR -3 A 9:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date: March 21, 2007
Our reference: 802/07

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding the Approval of the Annual Financial Reports of Bank Hapoalim B.M.**

1. We wish to inform you that at its meeting held at 16:00 on March 20, 2007, the Board of Directors of Bank Hapoalim resolved to approve the Annual Financial Reports of Bank Hapoalim B.M. for 2006.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the financial statements has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on March 21, 2007, and has been sent to the Bank of Israel and the Registrar of Companies in Israel

3. Enclosed is a summary of the Annual Report of Bank Hapoalim B.M. for 2006 The full Annual Report for the year 2006 is available upon request, and can be accessed on the Bank's internet site http://www.bankhapoalim.com.

Sincerely yours,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Ofer Levy	**Yoram Weissbrem**
Senior Deputy Managing Director	Secretary of the Bank
Chief Accountant	

21 March, 2007

Bank Hapoalim Group Reports Financial Results for Fiscal Year 2006

Highlights:

- Net Profit up 16.3% to NIS 3,359 million for the year
- Net Return on Equity of 20.7% for the year
- Net Return on Operating Profit of 15.4% for the year
- Net Profit from Extraordinary Transactions of NIS 863 million for the year
- Diluted Earnings Per Share of NIS 2.66 for the year
- Dividend Payment declared of NIS 378 million or 30 agorot per share

Select Financial Information	For the three months ended December 31 NIS Millions			For the twelve months ended December 31 NIS Millions		
	2006	2005	% Change	2006	2005	% Change
Profit from Financing Activity, Before Provisions	1,832	1,977	-7.3	7,788	7,609	2.4
Provision for Doubtful Debts	175	252	-30.6	986	1,268	-22.2
Operating and Other Income	1,418	1,188	19.4	5,162	4,600	12.2
Operating and Other Expenses	2,022	1,854	9.1	7,632	7,025	8.6
Net Operating Profit	637	617	3.2	2,496	2,298	8.6
Net Profit	749	614	22.0	3,359	2,888	16.3

TEL AVIV, 21 March 2007 – Bank Hapoalim Group today reported Net Profit for fiscal year 2006 of NIS 3,359 million or 2.66 per share compared to NIS 2,888 million or 2.30 per share last year.

The Chairman of the Board of Directors, Mr. Shlomo Nehama, commented:

"2006 was another year of solid growth and strong overall performance for Bank Hapoalim. In 2006 the Bank met its ambitious return on equity target and other strategic goals, and set the stage for the new banking environment that is emerging following significant regulatory changes.

During the past year, Bank Hapoalim retained its leading status as the largest bank in Israel. The Bank's pre-eminent position was underscored by being ranked first in Dun and Bradstreet's Strength Rating in the Israeli market.

Concurrently, we forged further ahead in the realization of our vision of a greater global presence and considerably expanded our international activity. We are increasing our international activity in identified areas where our expertise, experience and knowledge provide us with a competitive advantage. In 2006, Bank Inter-Maritime was successfully integrated into Bank Hapoalim Switzerland. The Bank also took important first steps to implement its strategy of investing in high-growth emerging markets with the acquisition of Bank Pozitif in Turkey and publicly announced its intention to acquire Demir Kazakhstan Bank (DKB) in Kazakhstan.

While Israel will always be at the very heart of the Bank's operations, international activities now account for 14% of our total banking activity, up from 12% last year, and I am sure we will be able to increase this figure to 30% within the next few years.

Full year earnings showed solid growth, driven by the expansion and profitability of the Bank's domestic and international operations. The first stage of our strategic plan was to reach ROE of 15% from regular banking activities on a sustainable basis and this has been achieved. Our business plan for 2007 is aimed at directing the Bank's efforts towards increasing the target rate of net return of operating profit on equity to approximately 16%. In addition, profits expected from the completion of the sale of provident funds and other assets should bring the overall return on equity to about 20%.

As can be seen in the financial statements, earnings per share rose this year to NIS 2.66, compared with NIS 2.30 in 2005. This is an impressive growth of 15.7%. We continue with our dividend policy - distributing at least 50% of net profits as cash dividends to shareholders each quarter. On a full year basis, this delivered a 6.83% dividend yield for 2006, which we believe continues to be an attractive yield within the international banking sector.

For the second consecutive year, Bank Hapoalim's shares were the most actively traded on the Tel Aviv Stock Exchange, with an average daily volume of NIS 125 million, roughly 53% higher than the average daily volume in 2005.

Bank Hapoalim is unquestionably the leading bank in Israel. The Bank acts under its banner statement: "Being first is a commitment" and this slogan guides the Bank along the way.

The Bank is led by a management of the highest quality and incorporates the most professional team of employees in the Israeli banking system. In recent years, this human, professional institution is operating according to a smart strategic plan, which has proven itself without a doubt.

I am convinced that this winning combination of strong leadership, quality employees and a smart plan will bring further success to Bank Hapoalim as it has in the past.

This is the best bank in Israel and the personal and professional infrastructure that we have created will ensure this status for many years to come."

Financial Performance

- Net return on equity was 20.7% for the fiscal year 2006, compared to 19.0% for 2005. In the fourth quarter of 2006 the net return on equity reached 18.0% in annual terms, compared to 15.8% in the same quarter last year.
- Net return of Operating Profit on equity, after taxes, was 15.4% in 2006 compared to 15.1% in 2005. In the fourth quarter of 2006 the net return of operating profit reached 15.2% in annual terms, compared to 15.9% in the same quarter last year.
- Profit from financing activity, before provisions for doubtful debts, continued to increase, totaling NIS 7,788 million in 2006 compared to NIS 7,609 million last year, an increase of 2.4%. In the fourth quarter of 2006 profit from financing activity, before provisions for doubtful debts totaled NIS 1,832 million, a decrease of 7.3% compared to the same quarter last year.
- Provisions for doubtful debts decreased by 22.2% and totaled NIS 986 million in 2006, compared to NIS 1,268 million last year. In the fourth quarter of 2006 provisions for doubtful debts totaled NIS 175 million, compared to NIS 252 million in the same quarter last year, a decrease of 30.6%.
- The ratio of specific provision for doubtful debts, relative to the overall balance of credit to the public (balance sheet) at the Group's risk was 0.53% in 2006, compared with 0.68% for the year 2005.
- Operating and other income totaled NIS 5,162 million in 2006 compared to NIS 4,600 million in 2005, an increase of 12.2%. In the fourth quarter of 2006, operating and other income totaled NIS 1,418 million, an increase of 19.4% compared to the same quarter last year.
- Operating and other expenses totaled NIS 7,632 million in 2006 compared to NIS 7,025 million in 2005, an increase of 8.6%. In the fourth quarter of 2006, operating and other expenses totaled NIS 2,022 million, an increase of 9.1% compared to the same quarter last year.

- The Bank declared a dividend of NIS 378 million, representing 30 agorot per NIS 1 par value share. March 28, 2007 is the date of record, March 29, 2007 is the ex-date and April 12, 2007 is the date of payment.

The CEO of Bank Hapoalim, Mr. Zvi Ziv, commented:

"2006 was another year of impressive achievements for Bank Hapoalim, as we continued to maintain and strengthen our status as the leading bank in Israel. Our net profit of NIS 3.359 billion for 2006 is the highest ever in the history of the Bank, and highlights impressive growth of 16.3% compared to the previous year.

During the past few years, as part of the Bank's multi-year strategy, we aimed to gradually raise ROE to levels that are customary among leading banks in the world. We challenged ourselves to deliver a sustainable rate of 15% and above from regular Banking activities. I am pleased that, for the third consecutive year, the bank set an ambitious ROE target, met and even exceeded it. We are even more pleased that we have reached our multi-year ROE target. 2006 ROE was 15.4% compared to 15.1% in 2005 and the 15.0% planned for 2006. For 2007, we set an ROE target of 16.0% and I am confident that, as in previous years, we will meet this target.

These achievements are especially impressive in light of the complex year experienced by the entire banking system in Israel. While we achieved rapid progress on the basis of our strategic plan, the Bank was forced to realign itself in a number of areas according to the Bachar Committee reforms. This matter took up significant resources and managerial time. I am pleased that these efforts have strengthened our business platform across all fields, both in Israel and abroad. We have enhanced our customer service, upgraded our comprehensive advisory service, improved our credit portfolio, developed new products, increased activity in the money and capital markets, enhanced our global private banking activity and acquired banks in emerging markets.

The positive outcome of these efforts will be felt for years to come, and is already apparent in 2006.
We are already in the midst of 2007, and I can state with satisfaction that the Bank continues to act efficiently and intelligently according to its strategic plan. This year too, we will make every effort to maintain our leading status in Israel and even widen the gap between ourselves and the rest of the banking sector. The exceptional quality of the Bank's management and employees whose professionalism and dedication stand out in the banking sector, the Bank's strong organizational infrastructure and the clear direction of our progress which outlines our strategic plan all guarantee our ability to fulfill our ambitious goals.

On a more personal note, I would like to take this opportunity to point out the immense contribution of Shlomo Nehama the Chairman of the Board, to the Bank's success and leading position, as reflected in this year's performance. During the past three and a half years since my appointment as CEO, Shlomo Nehama proved to be a true leader and a wonderful partner. The fruits of his contribution and the path he lead will benefit Bank Hapoalim for years to come.

I am pleased with our results and remain confident in our ability to maintain our status as the leading bank in Israel, to give the best and most professional service to our clients and to create further value for our shareholders also in 2007."

The increase in the Bank's net profit in 2006 derived from the following:

- Profit from financing activity, before provisions for doubtful debts
  The increase resulted mainly from growth in the volume of the Bank Group's financing activity. This was offset by the cessation of consolidation of Bank Otsar Hahayal balances, a decrease in income from the financial capital invested in the various linkage segments and from a decrease in financing income from problematic debts that were not recorded in the past.

- Operating and other income
  The increase in operating income was mainly due to the growth in capital market (securities) volumes. This resulted from a significant increase in activity at the Tel Aviv Stock Exchange, from increased credit card activities, and an increase in provident fund management fees. The increase was offset by a reduction in account management fees.

- Provision for doubtful debts
  The decrease in the provision for doubtful debts reflects the improvement in the Bank's credit portfolio assisted by the "tailwind" from the strengthened Israeli economy. The specific provision for doubtful debts decreased by 24.3% compared with 2005. The decrease was notable in almost all sectors of the economy, especially industry, construction and real estate and hotels. On the other hand, an increase in provisions was noted in the commerce, financial services and private individuals sectors.

Balance Sheet Items

- The consolidated balance sheet totaled NIS 282.9 billion on December 31, 2006, compared to NIS 280.9 billion on December 31, 2005, an increase of 0.7% (excluding Otsar Hahayal balances, the balance sheet grew by 4.1% compared to year-end 2005).

- Credit to the public was NIS 186.5 billion, a decrease of 3.4% from the balance on December 31, 2005 (excluding Otsar Hahayal balances, an increase of 0.2%).

- Deposits from the public were 217.0 billion, an increase of 1.5% from the balance at the end of 2005 (excluding Otsar Hahayal balances, an increase of 5.9%).

- The ratio of capital to risk assets was 10.53%, compared to 10.47% on December 31, 2005. The ratio of tier-1 capital to risk assets was 7.41%, versus 6.92% at the end of 2005.

Business Segment Performance

The Group's activity is managed through six segments.

(NIS Millions)	Net Operating Profit For the year ending December 31			
Segment	**2006**	2005	Change	Change %
Households	**375**	326	49	15.0
Private Banking	**451**	474	(23)	(4.9)
Small Business	**214**	215	(1)	(0.5)
Commercial	**102**	93	9	9.7
Corporate	**846**	598	248	41.5
Financial Management	**483**	642	(159)	(24.8)
Others and Adjustments	**25**	(50)	75	(150.0)
Total	**2,496**	**2,298**	**198**	**8.6**

Forward Looking Statements

Forward looking statements for the company's business, financial condition and results of operations, are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated. Such forward looking statements, include but are not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of the company's accounting policies. As well as certain other risk factors which are detailed from time to time in the company's filings with the securities authorities.

For further information please contact the Bank's Spokesperson:
Tel: +972-3-567-3635; Fax: +972-3-567-3500
spokesperson@bnhp.co.il

Principal Data of the Bank Hapoalim Group (in millions of NIS)

	For the year ending on December 31			Change	
	2006	2005	2004	2005	2004
Profit and Profitability					
Profit from financing activities					
before provision for doubtful debts	**7,788**	7,609	7,071	2.4%	10.1%
Provision for doubtful debts	**986**	1,268	1,768	(22.2%)	(44.2%)
Operating and other income	**5,162**	4,600	4,215	12.2%	22.5%
Operating and other expenses	**7,632**	7,025	6,388	8.6%	19.5%
Operating profit before taxes	**4,332**	3,916	3,130	10.6%	38.4%
Provision for taxes on operating profit	**1,897**	1,645	1,369	15.3%	38.6%
Operating profit	**2,496**	2,298	1,810	8.6%	37.9%
Net Profit from extraordinary transactions, after taxes	**863**	590	279	46.3%	209.3%
Net profit	**3,359**	2,888	2,089	16.3%	60.8%

				change compared with	
	31.12.2006	31.12.2005	31.12.2004	31.12.2005	31.12.2004
Balance Sheet – Principal Items					
Total balance sheet	**282,864**	280,894	268,898	0.7%	5.2%
Credit to the public	**186,463**	193,024	189,652	(3.4%)	(1.7%)
Securities	**44,456**	33,813	36,001	31.5%	23.5%
Deposits from the public	**217,004**	213,892	206,666	1.5%	5.0%
Debentures and subordinated notes	**18,384**	21,361	18,251	(13.9%)	0.7%
Shareholders' equity	**18,233**	16,237	15,145	12.3%	20.4%

	31.12.2006	31.12.2005	31.12.2004
Principal financial ratios			
Shareholders' equity to total assets	**6.4%**	5.8%	5.6%
Tier 1 capital to total assets	**7.4%**	6.9%	7.4%
Capital to risk assets	**10.53%**	10.47%	10.98%
Credit to the public to total assets	**65.9%**	68.7%	70.5%
Deposits from the public to total assets	**76.7%**	76.1%	76.9%
Operating income to operating expenses	**67.6%**	65.5%	66.0%
Operating expenses to total income	**58.9%**	57.5%	56.6%
Provision for doubtful debts to credit			
to the public (balance sheet and off-balance sheet)[1]	**0.3%**	0.4%	0.6%
Rate of provision for taxes	**43.8%**	42.0%	43.7%
Return of operating profit on equity, net	**15.4%**	15.1%	12.7%
Return of net profit on equity	**20.7%**	19.0%	14.6%
Return of net profit on total assets	**1.2%**	1.1%	0.8%

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Abbreviated Name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 19

Transmission date: 21/03/2007
Reference: 2007-01-342572

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Register of Shareholders

Regulation 31E of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

The Company is pleased to report that on 20/03/2007 a change occurred in the register of shareholders of the Corporation, as a result of

Transfer of shares

1
Name of the registered shareholder with respect to whom the change has occurred: *BH Israel LLC*
Category of Identity Number: *Registrar number in Israel the incorporation abroad*
Identity Number : *731524779*
Details of the Change: *Transfer of 6,000,000 shares*

2
Name of the registered shareholder with respect to whom the change has occurred: *Nominee Company of Bank Hapoalim B.M.*
Category of Identity Number: *Registrar number in Israel*
Identity Number : *510356603*
Details of the Change: *Transfer of 6,000,000 shares*

Up-to-date list of the registered shareholders as on the date of the report is as follows:

- Particulars of shareholders:

Name of the registered shareholder: ____________
Category of Identity Number: ___________
Identity Number: _________
Citizenship / Country of Incorporation or Registration: _________
Country of Citizenship / Incorporation or Registration: _________
Address: __________
Category of Shares: _____________
Quantity of Shares: _____________
Does he hold the Shares as a trustee: ____________

- Attached hereto is a file with the particulars of the shareholders: book_isa.pdf

The date and the time when the corporation first learned of the occurrence or the subject matter:
20/03/2007 14:30 p.m.

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 20 March 2007

List of Shareholders of Bank Hapoalim B.M	Amount of shares	Percent of holdings	Percent of holdings (fully diluted)
Nominee Company of Bank Hapoalim B.M.	957,829,184	75.9749	75.0169
A. Shares of Core of Control			
Arison Holdings (1998) Ltd.	217,057,250	17.2170	16.9999
Israel Salt Industries Ltd.	38,060,238	3.0189	2.9809
Total	255,117,488	20.2359	19.9807
B. Free Shares			
Arison Holdings (1998) Ltd.	10,093,524	0.8006	0.7905
Israel Salt Industries Ltd.	37,604,203	2.9828	2.9451
Total	47,697,727	3.7834	3.7357
Savion Tal	33,000	0.0026	
Tzitzian Avraham	31,680	0.0025	
Don Maxwell	2,450	0.0002	
Eliezer Haroni	2,519	0.0002	
Vardi Rachel	780	0.0001	
Agmon Eliyahu	700	0.0001	
Barkner Albert	603	0.0000	
Kikov Esther	568	0.0000	
Levi Victoria	544	0.0000	
Geva Ariyeh	100	0.0000	
Pentzer Nathan	75	0.0000	
Zachs Eran	40	0.0000	
Newman David	10	0.0000	
Yehuda Bar Lev	10	0.0000	
Aaron Elias	10	0.0000	
Kelev Victoria	5	0.0000	
AMM G. Investments & Financials Ltd.	2	0.0000	
Livnat Raz	1	0.0000	
Zektzer Ram	1	0.0000	
Kramer Moshe	1	0.0000	
Erez Tal	1	0.0000	
Feldman Avi	1	0.0000	Diluted Capital
	1,260,717,500	100.0000	1,276,818,465

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 20

Date: March 20, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to the immediate report of Bank Hapoalim B.M. (hereinafter –"the Bank") of 11th March, 2007 regarding the memorandum of understanding of 9th March, 2007 between The Phoenix Holdings Ltd. and the Bank, the Bank is pleased to give notice that on 20th March, 2007, at 04:00 p.m., the Board of Directors of the Bank approved the entering into the aforesaid memorandum of understanding, after approval thereof was previously given by the Board of Management of the Bank.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Adv.	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 21

Date: March 21, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the provisions of the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, and further to the immediate report of 1st February, 2007, Bank Hapoalim B.M. (the "Bank") hereby gives notice as follows:

Following the shelf prospectus submitted to the Securities Authority on 20th March, 2007 by Hapoalim Hanpakot Ltd. (the "Company"), which is a wholly owned subsidiary company of the Bank, and the permit granted to the Company on 20th March, 2007 by the Securities Authority for the issue of Subordinated Notes (Series "J") and Subordinated Notes (Series "K") ("the Subordinated Notes"), the Bank hereby gives notice, based on a resolution of the Board of Directors of the Bank of 1st February, 2007, that the Bank has resolved to assume the obligation, as set forth below, towards the Company:

1. The proceeds obtained from issue of the Subordinated Notes will be deposited in their entirety by the Company in deposits in its name with the Bank, and in such a manner that its rights regarding the funds held in such deposits be subordinated to all of the other obligations of the Bank to its creditors, except for obligations which have been or may be determined to rank in terms of payment on an equal or more subordinate basis. The terms of the deposits will be similar to the terms of the Subordinated Notes.

2. The Bank will effect repayment of the aforesaid deposits to the Company on their due dates, by making direct payments to the holders of the Subordinated Notes of the amounts to which they may be entitled under the Subordinated Notes held by them; namely, the amounts of principal, the interest and the linkage (in so far as linkage is prescribed under the terms of the Subordinated Notes) which is payable to them under the terms of the Subordinated Notes.

3. There follows an outline of the Subordinated Notes for which a period of time has been set for submitting subscriptions under the prospectus and which are being offered to the public on 28th March, 2007 by two separate tenders, independent of one another.

    * up to NIS 250,000,000 n.v. Subordinated Notes (Series "J") (out of a Series of up to NIS 1,000,000,000 n.v. Subordinated Notes (Series "J")) offered to the public at their par value, in registered form. The principal of the Subordinated Notes (Series "J") is repayable in 5 equal annual installments on 28th March of each one of the years 2017 until 2021 (inclusive). The Subordinated Notes (Series "J") will be linked (principal and interest) to the Consumer Price Index published for the month February 2007, and will bear interest at a rate to be determined by the tender which shall not be less than 0% and will not exceed the rate of 4.15% per annum. The interest will be paid once every twelve months commencing on 28th March, 2008.

    * and up to NIS 100,000,000 n.v. Subordinated Notes (Series "K") (out of a Series of up to NIS 1,000,000,000 n.v. Subordinated Notes (Series "K")) offered to the public at their par value, in registered form. The principal of the Subordinated Notes (Series "K") is repayable in 5 equal annual installments on 28th March of each one of the years 2017 until 2021 (inclusive). The Subordinated Notes (Series "K") will bear interest at a rate to be determined by the tender which shall not be less than 0% per

annum and will not exceed the rate of 6.10% per annum, and are not linked to any currency or index. The interest will be paid once every twelve months commencing on 28th March 2008.

4. The balance of NIS 750,000,000 n.v. Subordinated Notes (Series "J") and the balance of NIS 900,000,000 n.v. Subordinated Notes (Series "K"), for which no period of time has been set for submitting subscriptions under the prospectus, will be offered to the public, if offered, from time to time, at the discretion of the Company, in accordance with the provisions of Section 23A(f) of the Securities Law, 5728 – 1968 (hereinafter: "Further Issues"), by means of shelf prospectus offer reports, in which all of the details relevant to the particular series and offer are completed, in accordance with the provisions of any law and in accordance with the rules and guide lines of the Stock Exchange, as in effect at such time. The Subordinated Notes of Further Issues will bear the interest rate determined by the tender, and will be offered to the public by way of tender for the unit price or offer at a uniform price for the offered quantity, as may be determined in the shelf prospectus offer report. The obligations of the Bank set forth in Clauses 1 and 2 above will apply to the Subordinated Notes of Further Issues when issued.

5. The aforesaid obligation of the Bank is backed by an agreement dated 4th August, 1986 by deeds of amendment thereto dated 5th July, 1988, 17th September, 1998, 3rd March, 2003 and 7th December, 2005, and serves as part of the applicable trust deed between the Company and the trustee of the Subordinated Notes.

The Supervisor of Banks, on the basis of the draft of the prospectus dated 7th February, 2007, has approved that the Subordinated Notes to be issued by the Company according to the shelf prospectus, including the Subordinated Notes which may be issued by way of Further Issues and/or private placements, in a total amount of up to NIS 2 billion nominal value shall be deemed to be Tier 2 capital of Bank Hapoalim for the purpose of complying with minimum capital ratios, as provided in Clause C of Appendix A to Directive Number 311 of the "Proper Banking Management" Directives of the Supervision of Banks, and constitute "subordinated notes" for the purpose of complying with the definition of the capital of a banking corporation according to the Banking (Licensing) (Definition of Capital of a Banking Corporation for the Purpose of Section 23A of the Law) Rules, 5750 – 1990. Accordingly, the Subordinated Notes will be included commencing from the date of their actual sale, in the Tier 2 capital of the Bank Hapoalim group, as defined for that purpose in the aforesaid provisions.

Furthermore, the Company has received from the Tel-Aviv Stock Exchange approval in principle for the listing of the Subordinated Notes.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Dan Koller Manager, ALM Division	**Yacov Haimovich** Head of the Capital Pricing Department

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 22

Date: March 21, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Attached hereto is an immediate report which was issued to the Securities Authority and to the Stock Exchange on 21st March, 2007 at 7:30 a.m. by means of the electronic reporting network (magna), concerning the waiver made of his own free will by Mr. Dan Dankner of part of the bonuses to which he is entitled according to the approval of the general meeting of Bank Hapoalim B.M. held on 10th November, 2005, and the resolutions of the Audit Committee and the Board of Directors of 20th March, 2007 on this subject.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

Number at the Registrar: 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Abbreviated Name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 21/03/2007
Reference: 2007-01-342272

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Concerning a Transaction With a Controlling Party or with a Director
Which Does Not Require the Approval of the General Meeting

Regulation 37A(5) of the Securities (Periodic and Immediate Reports) Regulations, 5766-2006

1. Submitted herewith is a report concerning of the approval of a transaction in accordance with Regulation ***1B*** of the Companies (Concessions for Transactions with Interested Parties) Regulations, 5760 – 2000.

2. Date of approval of the transaction by the Board of Directors ***20th March, 2007.***

3. Summary of the main features of the transaction and summary of the reasons of the Board of Directors and the Audit Committee for the approval of the transaction.

   1. *Mr. Dan Dankner announced that he has decided to waive of his own free will part of the bonuses which he is entitled to receive in respect of his office as chairman of Isracard Ltd. and as chairman of the companies of the Poalim Capital Markets group (all of which are wholly owned subsidiary companies of the Bank), pursuant to the approval of the general meeting of the Bank held on 10th November, 2005 (hereinafter: "the General Meeting").*
   According to the announcement of waiver, for the purpose of calculating the bonuses which Mr.Dankner is entitled to receive there would be excluded from the profits of the Bank all of the amounts received and to be received in the future by way of consideration for the sale of assets forced upon the Bank in the past (such as the sale of the rights of management of mutual funds and provident funds and the shares of Bank Otsar HaHayal (hereinafter: "the Forced Sale").

   2. *In accordance with the recommendation of the Audit Committee of 20th March, 2007, and for the same reasons, the Board of Directors resolved to approve the waiver and to determine that for the purpose of calculating the bonuses due to Mr. Dan Dankner for the year 2006 and so long as Mr. Dan Dankner officiates in his aforesaid capacities, all of the proceeds received and to be received on account of the Forced Sale shall be excluded from the income of the Bank.*

   3. *In accordance with recommendation of the Audit Committee of 20th March, 2007, and for the same reasons, the Board of Directors resolved to approve and to determine that there is no need to bring the aforesaid resolution for approval before the General Meeting of the Bank, in as much as its effect is merely to benefit the Bank , since by token of the waiver, the remuneration payable to Mr.Dan Dankner will be reduced by a meaningful amount , in comparison to the remuneration approved for him by the General Meeting of the Bank.*

4. (Not applicable)

5. (Not applicable)

6. Following is the text of Regulation 1C of the Companies (Concessions for Transactions with Interested Parties) Regulations, 5760 – 2000: (a) The concessions under Regulations 1 to 1B shall not apply to a public company if one or more shareholders holding at least one percent of the issued share capital or of the voting rights in the company, gives notice of his objection to the granting of the concession as aforesaid, provided that the objection is lodged with the company in writing not later than fourteen days from the day on which the public company filed a report under the Securities Law concerning the adoption of the resolution or from the day on which it lodged a report amending the aforesaid report. (b) Where an objection has been lodged as provided in sub-regulation (a), the transaction is subject to approval in accordance with Section 273 or 275, as the case may be.

Note to Clause 1 – A report concerning the approval of the transaction is being filed in accordance with Regulation 1B.(1) of the Companies (Concessions for Transactions with Interested Parties) Regulations, 5760 – 2000.

Note to Clause 2 – The resolution of the Board of Directors approving the transaction was adopted on 20th March, 2007 at 04:00 p.m.

END